UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Veeva Systems Inc.

File No. 1-36121- CF#30765

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Veeva Systems Inc. submitted an application under Rule 24b-2 of the Securities Exchange Act requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed March 4, 2014.

Based on representations by Veeva Systems Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted	
10.1	8-K	March 4, 2014	through	September 2, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary